VEDDER PRICE P.C. 222 NORTH LASALLE STREET CHICAGO, ILLINOIS 60601 312-609-7500 FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

February 26, 2010
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Driehaus Mutual Funds Post-Effective Amendment No. 44 under the Securities Act of 1933 and No. 47 under the Investment Company Act of 1940 File Nos. 333-05265 and 811-07655
To the Commission:
     On behalf of Driehaus Mutual Funds (the “Fund”) we are transmitting electronically for filing pursuant to the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”), the Fund’s Post-Effective Amendment No. 44 under the 1933 Act to its Registration Statement on Form N-1A (Post-Effective Amendment No. 47 under the 1940 Act).
     This Amendment is being filed pursuant to the conditions and requirements of Rule 485(a)(1) under the 1933 Act. We intend for this Amendment to become effective on April 30, 2010.
     If you have any questions or comments concerning this filing, please contact Jennifer Goodman (312) 609-7732.

Very truly yours,

/s/Jennifer M. Goodman
Enclosures